Waton Financial Limited

March 27, 2025

Via EDGAR

Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Attention:	Tonya Aldave

Re:	Waton Financial Limited
Registration Statement on Form F-1
Initially Filed on November 22, 2024
File No. 333-283424

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Waton Financial Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on March 31, 2025, or as soon thereafter as practicable.

Very truly yours,

Waton Financial Limited

By:	/s/ CHU Chun On Franco
	Name:	CHU Chun On Franco
	Title:	Chief Executive Director